Exhibit 12.1

Glimcher Realty Trust
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Years ended December 31,
	2007	2006	2005	2004	2003
Available Earnings:
Income from continuing operations	$14,649	$33,615	$33,010	$21,390	$20,499
Add back minority interest	1,635	(7,733)	252	2,906	1,703
Less earnings from equity investees	(1,133)	(1,443)	(51)	(3)	(2,456)
Plus:
Fixed charges	92,733	85,051	74,271	76,022	64,696
Amortization of previously capitalized interest	1,134	1,003	909	847	820
Distributed share of equity from affiliates	-	-	-	-	2,927
Less capitalized interest	(4,793)	(2,885)	(2,398)	(597)	(698)
Available earnings:	$104,225	$107,608	$105,993	$100,565	$87,491
Fixed Charges:
Interest expense, excluding amortization of deferred financing costs	86,073	80,313	70,007	71,781	60,707
Amortization of deferred financing costs	1,867	1,853	1,866	3,644	3,291
Interest capitalized	4,793	2,885	2,398	597	698
Fixed charges:	$92,733	$85,051	$74,271	$76,022	$64,696

Ratio of earnings to fixed charges:	1.12	1.27	1.43	1.32	1.35

Nine-month period ended, September 30, 2008
Available Earnings:
Income from continuing operations	$11,329
Add back minority interest	0
Add loss from Equity Investees	144
Plus:
Fixed Charges	66,992
Amortization of previously capitalized interest	985
Distributed share of equity from affiliates	2,860
Less capitalized interest	(5,015)
Available earnings:	$77,295
Fixed Charges:
Interest expense, excluding amortization of deferred financing costs	60,568
Amortization of deferred financing costs	1,409
Interest capitalized	5,015
Fixed charges:	$66,992

Ratio of earnings to fixed charges:	1.15